Exhibit 3.9

ARTICLES OF INCORPORATION

OF

SEALY MATTRESS CO., OF GEORGIA, INC.

I.

The name of the corporation is Sealy Mattress Co., of Georgia, Inc.

II.

The general nature of the business or businesses to be transacted by the corporation are as follows:

To buy, sell, own, lease, rent, repair, store, design, manufacture, construct and otherwise deal in personal and real property of every nature and sort at wholesale and retail including primarily, but not limited to mattresses, springs, bedding, fabrics, cloth, materials, articles and commodities.

To own real estate, borrow money, lend money, buy, sell and guarantee the obligation of others and conduct a financing, brokerage, discount and factoring business in connection with the foregoing or otherwise.

In general, to carry on any other business in connection with the foregoing, and to have and exercise all the powers conferred by the laws of the State of Georgia upon corporations formed pursuant thereto.

III.

The authorized capital stock of the corporation shall be $2,500,000.00 which shall consist of 25,000 shares of One Hundred Dollars ($100.00) par value common stock.

IV.

The amount of capital with which the corporation will begin business is not less than Five Hundred Dollars ($500.00).

V.

The corporation is to have perpetual existence.

VI.

The address of the initial registered office of the corporation shall be 2400 First National Bank Tower, Atlanta, Georgia 30303, located in Fulton County, and the initial registered agent of the corporation shall be Robert I. Paller.

VII.

The number of directors constituting the first Board of Directors shall be three (3) and the name and street address of each member of the first Board of Directors is:

DIRECTORS	STREET ADDRESSES

Ernest M. Wuliger	800 National City E. 6th Bldg. Euclid & E. 6th Streets Cleveland, Ohio 44114

Stephen P. Owendorff	800 National City E. 6th Bldg. Euclid & E. 6th Streets Cleveland, Ohio 44114

N. Herschel Koblenz	800 National City E. 6th Bldg. Euclid & E. 6th Streets Cleveland, Ohio 44114

VIII.

The name and street address of each incorporator of the corporation is as follows:

NAMES	STREET ADDRESSES

Theodore H. Milby	2400 First National Bank Tower 2 Peachtree Street, N.W. Atlanta, Georgia 30303

IX.

The Board of Directors of the corporation may, from time to time and at its discretion, distribute a portion of the assets of the corporation to its shareholders out of the surplus of the corporation.

X.

The Board of Directors of the corporation may, from time to time and at its discretion, cause the corporation to purchase its own shares to the extent of unreserved and unrestricted capital surplus available for said purchase.  Provided that no shares so repurchased and held by the corporation shall be voted.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on January 18, 1974.

/s/ Theodore H. Milby
Theodore H. Milby, Incorporator